Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Record results underline strong earnings and performance momentum
26 August 2008
•	Record underlying EBITDA* of $11,408 million, 73 per cent above first half 2007.

•	Record underlying earnings* of $5,474 million, 55 per cent above first half 2007.

•	Record net earnings* of $6,914 million, 113 per cent above first half 2007.

•	Cash flow from operations up 54 per cent to a record of $8,860 million – a run rate of approximately $1.5 billion of cash flow per month.

•	Half year production records achieved in iron ore, bauxite, alumina, aluminium, borates, titanium dioxide and thermal coal (on a like for like basis).

•	Record capital expenditure of $3.7 billion, 91 per cent higher than first half 2007, on investments in value adding growth projects.

•	New capital commitments of over $6 billion (100 per cent basis) announced during the year, including substantial expansions of iron ore operations in Australia, Brazil and Canada.

•	Rio Tinto Alcan integration is making good progress, and remains on track to deliver $1.1 billion of after tax synergies from the end of 2009.

•	Interim dividend increased 31 per cent to 68 US cents, with a continued commitment to increase the total 2008 and 2009 dividends by at least 20 per cent in each year.

•	The divestment programme made good progress with $3 billion of sales announced to date. The Group remains on track to announce $10 billion of divestments in 2008.

Six months to 30 June
(All dollars are US$ millions unless otherwise stated)	2008	2007	Change

Underlying EBITDA*	11,408	6,613	+73%

Underlying earnings*	5,474	3,529	+55%

Net earnings*	6,914	3,253	+113%

Cash flow from operations (incl. dividends from equity accounted units)	8,860	5,739	+54%

Underlying earnings per share – US cents	426.5	272.6	+56%

Earnings per share – US cents	538.7	251.3	+114%

Ordinary interim dividends per share – US cents	68.0	52.0	+31%

*	Net earnings and underlying earnings relate to profit attributable to equity shareholders of Rio Tinto. Underlying earnings is defined and reconciled to net earnings on page 29. EBITDA is defined on page 39. Underlying EBITDA excludes the same items that are excluded from underlying earnings.
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Continues	Page 2 of 41
Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “These are outstanding results. The 55 per cent increase in the Group’s half year underlying earnings to $5.5 billion clearly demonstrates the quality of Rio Tinto’s portfolio and the strength of our existing markets, operations and management. The Group continues to perform strongly, and the outlook remains positive.
“The benefits of the Alcan acquisition in 2007 continue to show through in line with the investment thesis supporting this strategic move to create the global aluminium leader. Rio Tinto Alcan’s large source of secure, hydro-based power supply is a major competitive advantage given emerging energy shortages around the world, including China.
“We continue to develop our strong pipeline of growth projects, which remains a significant competitive strength. During the year we have announced further expansions of our iron ore operations in the Pilbara region of Western Australia, expansions of our Brazilian and Canadian iron ore operations, and funding for the pre-feasibility studies for our Resolution copper project in Arizona in the US. Unlike many companies in the resources sector, we have the capacity to grow strongly from our existing base and create added value for shareholders over the decade ahead.
“Although we have seen some moderation in global growth rates from tightened availability of credit, the impact on our markets has been modest. The driver of demand for our products is urbanisation and industrialisation in heavily populated countries like China and India, and these economies continue to grow strongly. Prices for our products remain high by historic standards. While the equity markets are currently focused on downside risks, we believe there are potential offsets on the upside based on continued strength in commodity demand, low inventory levels and a supply side which continues to face multiple constraints.
“We increased our 2008 interim dividend by 31 per cent in line with our policy of paying an interim dividend that is half of the total dividend (expressed in US dollars) for the previous year. We are committed to increase the full year dividend by at least 20 per cent in 2008, and again in 2009.
“BHP Billiton’s pre-conditional offer to acquire all the shares in Rio Tinto has now been referred to a second phase review by the EU competition authorities. Our Boards rejected this offer on the basis that it undervalued the company and its prospects and we now await the outcome of the EU and other important regulatory reviews. In the meantime the Group’s performance in the first half, together with our growth potential, supports the Boards’ view that Rio Tinto presents a very strong standalone value proposition for shareholders.”
Chief executive’s comments
Tom Albanese, Rio Tinto’s chief executive said, “Rio Tinto’s earnings performance in the first half of 2008 easily eclipsed the same period in 2007, which was itself a record. There is no question that we are living in an era of unprecedented demand for minerals and metals, and we believe rapid demand growth and supply side challenges will be maintained.
“In this environment, the importance of having long life reserves and resources is critical, and Rio Tinto is particularly advantaged in this regard. When demand and prices are strong, growth options become increasingly valuable, and we have these in abundance.
“The Group set a half year production record in iron ore of 79 million tonnes on an attributable basis, as we deliver on our capital investment plans. Half year records were also established for bauxite, alumina, aluminium, borates, titanium dioxide and thermal coal (on a like for like basis).
“I am determined to continue driving operational excellence across the Group. Safety is at the top of my priorities and there was an improvement in the rate of lost time injuries again in the first half.
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“We continue to make good progress with the integration of the Alcan assets that we acquired in 2007. We are on track to deliver annual synergies of $1.1 billion after tax from the end of 2009, considerably higher than our initial estimate of $600 million. As we have now become more familiar with the company, I am delighted by the quality of Alcan’s assets and its people.
“We have created an aluminium industry leader with an outstanding bauxite resource, a competitive refining position, sustainable hydro power, and industry leading smelting technology. We are currently studying a doubling of our bauxite production at Weipa in Australia, we are expanding our refinery capacity and examining a number of exciting smelter expansion opportunities in Canada and around the world. The Sohar smelter project in Oman was recently completed on time and on budget.
“In June the Group announced a weighted average price increase of 86 per cent for our Australian iron ore, a great result reflecting very strong demand and a valuation premium for our Pilbara product. Rio Tinto has a well defined growth path to increase annual production capacity in Australia from 220 million tonnes* in late 2008 to 320 million tonnes* in 2013, with a conceptual pathway to 420 million tonnes*, taking advantage of our excellent resource position and expandable port and rail infrastructure.
“Globally, the Group has plans to increase iron ore production to over 600 million tonnes* per annum, including growth in Canada, Brazil and Guinea. While there has been a challenge to Rio Tinto’s tenure of the Simandou project in Guinea, we believe our legal title is clear and we and our partner the International Finance Corporation (a division of the World Bank) are working with the Guinean authorities to clarify the situation. We believe there is no better company than Rio Tinto to deliver this project for the benefit of all parties.
“In copper, we have announced additional resources of 628 million tonnes at Kennecott Utah Copper and substantial resources of over 1 billion tonnes at Resolution in the USA and 2.8 billion tonnes at La Granja in Peru (refer to press releases dated 16 May 2008 and 29 May 2008). In Mongolia, we are making progress with negotiations with the new government to develop the significant Oyu Tolgoi copper / gold deposit. These substantial assets will form part of the next generation of copper mines, which will be required to meet rapid copper demand growth.
“We continue to address cost escalation in the industry through overhead reduction and innovative technological solutions. During the first half, we unveiled plans for the “mine of the future”, with remote operations centres and driverless trucks and trains. As part of that plan we announced a $371 million (Rio Tinto share $350 million) investment to automate our 1300 km iron ore railway in the Pilbara, which we believe will lead to driverless trains within five years.
“Our targeted divestment programme continued during the first half, and we are on track to announce $10 billion of divestments this year. We have achieved strong prices for the assets that we have sold so far. Proceeds from these divestments, together with our strong organic cash flows from operations which are now running at the rate of $1.5 billion per month, are steadily strengthening our balance sheet.
“Rio Tinto is in great shape, and is getting stronger. My personal commitment is to drive the business to deliver all the shareholder value of which it is capable, based on its outstanding assets, growth options and people.”
* 100 per cent basis. Rio Tinto’s attributable share of 320 Mtpa and 420 Mtpa of iron ore production at its Pilbara operations is approximately 80 to 85%. Rio Tinto’s attributable share of its global iron ore production beyond 600 Mtpa is approximately 85%.
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Net earnings and underlying earnings
In order to provide additional insight into the performance of its business, Rio Tinto presents underlying earnings. The differences between underlying earnings and net earnings are set out in the following table.

Six months ended 30 June	2008	2007
	US $m	US $m
Underlying earnings	5,474	3,529

Items excluded from underlying earnings
Profits on disposal of interests in businesses	1,482	—
Impairment (charges) less reversals	(3)	(314)
Exchange differences and derivatives	81	25
Other, including non-recurring consequences of Alcan acquisition	(120)	13

Net earnings	6,914	3,253

Commentary on the Group financial results
2008 first half underlying earnings of $5,474 million and 2008 first half net earnings of $6,914 million were $1,945 million above and $3,661 million above the comparable measures for 2007. The principal factors explaining the movements are set out in the table below.

		Underlying	Net
		earnings	earnings
		US $m	US$ m
First half 2007		3,529	3,253

Prices	2,790
Exchange rates	(253)
Volumes	616
General inflation	(118)
Energy	(132)
Other cash costs	(378)
Exploration and evaluation costs	(219)
Interest/tax/other	(361)
		1,945	1,945
Profits on disposal of interests in businesses			1,482
Impairment (charges) less reversals			311
Exchange differences and derivatives			56
Other, including non-recurring consequences of Alcan acquisition			(133)

First half 2008		5,474	6,914

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Continues	Page 5 of 41
Prices
The effect of price movements on all major commodities was to increase earnings by $2,790 million. Prices for many of the Group’s major products reached record levels in the first half: average copper prices were 20 per cent higher, and Rio Tinto negotiated record benchmark pricing levels for its iron ore production, with effect from 1 April 2008. Agreement was reached with major iron ore customers for a 96.5 per cent increase for lump ore and 79.88 per cent increase for fines for the 2008 contract year, representing an 85.7 per cent weighted average increase. The seaborne thermal and coking coal markets were also buoyant, reflecting strong demand and tight supply. Molybdenum prices averaged $34 per pound during the first half of 2008, an increase of 21 per cent compared with 2007 first half.
Exchange rates
There was significant movement in the US dollar in the first six months of 2008 relative to the currencies in which Rio Tinto incurs the majority of its costs. Compared with the first half of 2007, the Australian dollar was 14 per cent stronger, the Canadian dollar was 13 per cent stronger and the Euro was 15 per cent stronger. The effect of all currency movements was to decrease underlying earnings relative to the first half of 2007 by $253 million.
Volumes
Higher sales volumes, particularly from iron ore growth projects and the inclusion of a full six months of Alcan, benefited earnings by $616 million relative to 2007 first half. These gains were partly offset by lower copper, gold and molybdenum volumes across the copper product group, caused primarily by lower grades at Kennecott Utah Copper.
Costs
The Group continued to invest further in the future development of the business with an increased charge to underlying earnings of $219 million from exploration and evaluation costs. Increased energy costs reduced underlying earnings by $132 million. Higher freight, contractor, maintenance and input costs were experienced throughout the Group, notably in the energy & minerals and copper & diamonds product groups, as industry supply constraints persisted.
Interest/tax/other
The effective tax rate on underlying earnings, excluding equity accounted units, was 30 per cent compared with 32 per cent in the first half of 2007.
The group interest charge was $487million higher than in 2007 first half, mainly reflecting increased net debt following the acquisition of Alcan.
Items excluded from underlying earnings
The previously announced divestment programme has resulted in the sale of the Cortez Gold mine (Rio Tinto share 40 per cent) on 5 March 2008 and the Greens Creek silver / zinc / lead mine (Rio Tinto share 70.3 per cent) on 16 April 2008. In addition the Tarong Coal mine was divested on 31 January 2008. The profits on disposal from these divestments have been excluded from underlying earnings.
Cash flow
Cash flow from operations, including dividends from equity accounted units, was a record $8,860 million, 54 per cent higher than the first half of 2007.
The Group invested at record levels, in particular in expansion projects. Net capital expenditure on property, plant and equipment and intangible assets was $3,652 million in the first half of 2008, an increase of $1,736 million over the same period of 2007. This included the expansion of the Cape Lambert port and the Hope Downs mine in Western Australia, the expansion of the Yarwun alumina refinery and the construction of the Clermont thermal coal mine in Queensland, the A418 dike at the Diavik diamond mine and the Madagascar ilmenite mine.

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Continues	Page 6 of 41
Dividends paid in the first half of 2008 of $1,083 million were $246 million higher than dividends paid in the first half of 2007, following the 31 per cent increase in the 2007 final dividend. The share buy back programme was discontinued after the announcement of the Alcan acquisition on 12 July 2007: returns to shareholders from the on-market buy back of Rio Tinto plc shares in the first half of 2007 totalled $1,417 million (net of $11 million proceeds from the exercise of options).
Balance sheet
Rio Tinto commissioned expert valuation consultants to advise on the fair values of Alcan’s assets. As required under International Financial Reporting Standards (IFRS), the tangible and intangible assets of the acquired business have been uplifted to fair value. The residue of the purchase price not allocated to specific assets and liabilities has been attributed to goodwill. The provisional values incorporated in the 2007 financial statements will be subject to revision within 12 months of the date of acquisition as permitted by the relevant accounting standard, IFRS 3.
Net debt decreased by $3.0 billion over the six month period to $42.1 billion, predominantly from cash received from asset disposals. Debt to total capital duly declined to 56 per cent at 30 June 2008 and interest cover was 11 times.
Profit for the year
IFRS require that the profit for the period reported in the income statement should also include earnings attributable to outside shareholders in subsidiaries. For the first half of 2008, the profit for the year was $7,291 million (2007 first half $3,401 million) of which $377 million (2007 first half $148 million) was attributable to outside shareholders, leaving $6,914 million (2007 first half $3,253 million) of net earnings attributable to Rio Tinto shareholders. Net earnings and underlying earnings, which are the focus of the commentary in this report, deal with amounts attributable to equity shareholders of Rio Tinto.
Dividends
The Group has a progressive dividend policy and a multi decade track record of continual dividend growth over time. Dividends are determined in US dollars. The interim dividend is set at one half of the total dividends declared for the previous year excluding any special dividends. Therefore, interim dividends equivalent to US 68 cents per share (2007 interim: US 52 cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.
The 2008 interim dividend represents a 31 per cent increase on the previous year’s interim, in US dollar terms. Further increases of at least 20 per cent in each full year have already been announced for 2008 and 2009.
Rio Tinto plc shareholders will be paid an interim dividend of 36.25 pence per ordinary share (2007: 25.59 pence per share). Rio Tinto Limited shareholders will be paid an interim dividend of 77.35 Australian cents per ordinary share (2007: 60.69 Australian cents per share), which will be fully franked. The Boards expect Rio Tinto Limited to be able to pay fully franked dividends for the reasonably foreseeable future.
Rio Tinto dividends are declared in US dollars and paid in pounds sterling and Australian dollars, converted at exchange rates applicable on 21 August 2008.
The respective dividends will be paid on Thursday 2 October 2008 to holders of ordinary shares, with ADR holders to be paid on Friday 3 October 2008. This will apply to Rio Tinto plc and ADR shareholders on the register at the close of business on Friday 5 September 2008 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 9 September 2008. The ex-dividend date for Rio Tinto plc, Rio Tinto Limited and Rio Tinto ADR holders will be Wednesday 3 September 2008.
As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plan is Thursday 11 September 2008.

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Rio Tinto financial information by business unit

Six months ended 30 June	Rio Tinto		Gross sales revenue (a)		EBITDA (b)		Net earnings (c)
US$ millions	Interest %		2008	2007	2008	2007	2008	2007

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		5,595	2,564	3,381	1,398	2,239	861
Robe River (e)	53.0		1,330	761	922	460	488	233
Iron Ore Company of Canada	58.7		1,048	379	588	103	205	28
Rio Tinto Brasil	100.0		69	32	17	2	6	(1)

Product group operations			8,042	3,736	4,908	1,963	2,938	1,121
Evaluation projects/other			44	44	(48)	(22)	(61)	(22)

			8,086	3,780	4,860	1,941	2,877	1,099

Aluminium	(f	)
Product group operations			12,544	1,749	2,564	739	1,036	406
Evaluation projects/other			18	17	(45)	—	(41)	—

			12,562	1,766	2,519	739	995	406

Copper & Diamonds
Kennecott Utah Copper	100.0		1,606	1,736	1,083	1,267	673	785
Escondida	30.0		1,946	1,655	1,525	1,364	912	835
Grasberg joint venture	(g	)	120	183	64	127	30	63
Palabora	57.7		310	352	116	116	34	32
Kennecott Minerals	100.0		76	171	46	93	25	56
Northparkes	80.0		76	227	35	148	20	93
Diamonds	(h	)	571	445	239	228	108	90

Product group operations			4,705	4,769	3,108	3,343	1,802	1,954
Evaluation projects/other			—	—	(157)	(75)	(109)	(49)

			4,705	4,769	2,951	3,268	1,693	1,905

Energy & Minerals
Rio Tinto Energy America	100.0		852	727	172	139	65	46
Rio Tinto Coal Australia	(i	)	1,775	1,127	731	306	401	177
Rössing	68.6		198	215	131	110	51	44
Energy Resources of Australia	68.4		149	92	73	25	22	2
Rio Tinto Iron & Titanium	(j	)	889	783	310	247	112	79
Rio Tinto Minerals	(k	)	736	595	124	128	57	60

Product group operations			4,599	3,539	1,541	955	708	408
Evaluation projects/other			50	50	(31)	(50)	(29)	(38)

			4,649	3,589	1,510	905	679	370

Other Operations			8	29	(73)	(6)	(39)	(4)

Other items			(5)	(3)	(292)	(289)	(170)	(260)
Exploration and evaluation					(67)	55	(62)	25
Net interest					—	—	(499)	(12)

Underlying earnings					11,408	6,613	5,474	3,529
Items excluded from underlying earnings					2,082	10	1,440	(276)

Total			30,005	13,930	13,490	6,623	6,914	3,253

Depreciation & amortisation in subsidiaries					(1,785)	(865)
Impairment charges					(6)	(449)
Depreciation & amortisation in equity accounted units					(228)	(140)
Taxation and finance items in equity accounted units					(720)	(507)

Profit before finance items and taxation					10,751	4,662

References above are to notes on page 39
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Rio Tinto financial information by business unit (continued)

Six months ended 30 June					Depreciation
US$ millions			Capital		&		Operating
			Expenditure		amortisation		assets
	Rio Tinto		(l)				(m)
	interest %		2008	2007	2008	2007	2008	2007

Iron Ore
Hamersley (inc. HIsmelt) (d)	100.0		788	854	230	153	7,487	5,530
Robe River (e)	53.0		290	73	61	49	2,384	1,805
Iron Ore Company of Canada	58.7		80	36	42	34	722	755
Rio Tinto Brasil	100.0		64	10	6	3	204	112
Other			28	—	3	—	31	—

			1,250	973	342	239	10,828	8,202

Aluminium	(f	)	1,093	120	1,072	146	44,647	3,866

Copper & Diamonds
Kennecott Utah Copper	100.0		162	86	121	126	1,749	1,656
Escondida	30.0		63	87	48	50	1,237	1,102
Grasberg joint venture	(g	)	29	26	12	19	389	359
Palabora	57.7		17	9	30	19	(9)	55
Kennecott Minerals	100.0		33	39	4	12	(364)	233
Northparkes	80.0		41	22	7	15	262	215
Diamonds	(h	)	362	232	72	81	1,434	986
Other			1	13	—	—	700	566

			708	514	294	322	5,398	5,172

Energy & Minerals
Rio Tinto Energy America	100.0		83	104	64	63	1,173	1,139
Rio Tinto Coal Australia	(i	)	197	85	83	85	1,946	1,592
Rössing	68.6		26	17	9	5	179	19
Energy Resources of Australia	68.4		87	17	23	22	353	192
Rio Tinto Iron & Titanium	(j	)	241	188	61	57	2,154	1,619
Rio Tinto Minerals	(k	)	29	(5)	37	46	1,149	1,129
Other			1	—	(3)	—	63	25

			664	406	274	278	7,017	5,715

Other Operations			110	7	—	—	413	214
Net assets held for sale	(n	)	—	—	—	—	4,606	—
Other items			45	41	31	20	935	324
Less: equity accounted units			(218)	(145)	(228)	(140)	—	—

Total			3,652	1,916	1,785	865	73,844	23,493

Less: Net debt							(42,124)	(2,862)

Total Rio Tinto shareholders’ equity							31,720	20,631

References above are to notes on page 39
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Review of operations
Comparison of underlying earnings
First half 2008 underlying earnings of $5,474 million were $1,945 million above first half 2007 underlying earnings. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

US$ m
First half 2007 underlying earnings	3,529

Iron ore	1,817
Aluminium	630
Copper & Diamonds	(152)
Energy & Minerals	300
Product group evaluation projects/other	(131)
Other operations	(35)
Central exploration, evaluation and technology	(87)
Interest	(487)
Other	90

First half 2008 underlying earnings	5,474

All subsequent references to earnings within the business unit section refer to underlying earnings. Production numbers represent the Rio Tinto share.
Iron ore

	First half	First half		Full year
	2008	2007	Change	2007

Production (million tonnes – Rio Tinto share)	79.2	69.4	+14%	144.7
Gross sales revenue ( $ millions)	8,086	3,780	+114%	8,924
Product group operations earnings ($ millions net of tax)	2,938	1,121	+162%	2,746
Evaluation projects/other ($ millions net of tax)	(61)	(22)	+177%	(95)
EBITDA ($ millions)	4,860	1,941	+150%	4,617
Capital expenditure ($ millions)	1,250	973	+28%	2,065
Market conditions
Rio Tinto negotiated record benchmark pricing levels for its iron ore production in 2008. Agreement was reached with major customers for a 96.5 per cent increase for lump ore and 79.88 per cent for fines from the Pilbara operations for the 2008 contract year, representing an 85.7 per cent weighted average increase. Demand remains very strong.
Hamersley
Earnings of $2,239 million were $1,378 million above first half 2007, benefiting from the benchmark price increases, higher volumes and spot sales. During the first half of 2008, Hamersley achieved record shipments and record production, following the completion of the second phase mine, port and rail expansions. Hope Downs produced 4.5 million tonnes (100 per cent basis) during the first half as it ramped up towards its 30 million tonnes per annum total capacity targeted for early 2009.
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Hamersley’s first half 2008 earnings include a net loss of $31 million at HIsmelt (2007 first half: $24 million net loss). The ramp up of the HIsmelt commercial plant continued. Following extensive maintenance in the first quarter, operational stability improved and record levels of hot metal production were achieved in the second quarter.
Robe River
Earnings of $488 million were $255 million above 2007 first half, attributable to higher prices, higher volumes, spot sales and a favourable sales mix.
Iron Ore Company of Canada
Earnings of $205 million, which were $177 million above 2007 first half, benefited from higher prices and an increase in sales volumes due to the absence of a seven week strike in 2007 first half.
Rio Tinto Brasil
Higher volumes from the Corumbá mine turned a small loss in 2007 first half into earnings of $6 million in 2008 first half.
Iron ore projects
Expenditure at the Simandou project in Guinea accelerated as the pre-feasibility study progressed, with the decision to invest expected to be made at the end of 2009. In the first half of 2008 Rio Tinto announced resources of 2.25 billion tonnes of iron ore at Simandou (refer to 29 May 2008 and 1 August 2008 press releases).
Rio Tinto Alcan

	First half	First half		Full Year
	2008	2007	Change	2007
		proforma[1]	vs proforma[1]	proforma[1]

Production (Rio Tinto share)
Bauxite (000 tonnes)	17,324	15,063	+15%	31,960
Alumina (000 tonnes)	4,486	4,095	+10%	8,515
Aluminium (000 tonnes)	2,039	2,012[2]	+1%	4,057[2]

[1]	Includes Alcan data from 1 January 2007.

[2]	Excludes the Vlissingen smelter (Netherlands), which was divested in the first half of 2007. The Lannemezan smelter (France) was closed in the first quarter of 2008. Production has therefore been excluded in the 2007 comparatives from 1 April 2007.

US$ millions	Gross sales revenue		EBITDA		Net earnings
	First half		First half		First half
	2008	2007	2008	2007	2008	2007
		proforma		proforma		proforma

Bauxite & Alumina	1,933	1,762	380	633	88	290
Primary Metal	6,553	6,146	1,894	2,175	863	1,098
Other product group items	4,058	4,362	290	378	85	187

Product group operations	12,544	12,270	2,564	3,186	1,036	1,575
Evaluation projects / other	18	17	(45)	(27)	(41)	(19)

Product group total	12,562	12,287	2,519	3,159	995	1,556
Less: proforma	—	(10,521)	—	(2,420)	—	(1,150)

Rio Tinto Alcan (per page 7)	12,562	1,766	2,519	739	995	406

Rio Tinto acquired Alcan on 23 October 2007. The following commentary on the Rio Tinto Alcan product group compares the 2008 first half to the 2007 first half on a proforma basis.
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Prices
The average aluminium price of 128 cents per pound was two per cent above the 2007 first half average price. However, the Group’s physical aluminium and alumina sales contracts are priced on a basis that lags the LME price by between one and three months. Lower prices realised on such contracts reduced earnings by $16 million compared with the first half of 2007. Legacy fixed price forward contracts continued to have an adverse impact on earnings but the expiry of some of these contracts reduced this adverse impact, increasing earnings by $105 million compared with 2007 first half.
Earnings
Product group earnings of $995 million were $561 million lower than 2007 proforma first half with the net improvement from prices described above and higher volumes outweighed by the impact of adverse exchange rate movements, higher costs, notably for oil, caustic soda, pitch and coke, and a smaller benefit from reductions in Canadian tax rates than in 2007 first half.
The Engineered Products business unit of Rio Tinto Alcan is included in the product group numbers within “Other product group items”. The Packaging business unit does not impact the Income and Cash flow statements and is included on the Balance sheet as an Asset held for sale.
Bauxite
Bauxite production was 15 per cent higher than 2007 first half on a proforma basis, reflecting increased capacity at Weipa following the commissioning of the second shiploader.
Alumina
Alumina production was ten per cent higher than 2007 first half on a proforma basis.
Expansion work on the Yarwun alumina refinery is progressing on budget and on track with the first shipment of alumina from the expansion expected in the second half of 2010. The project is scheduled for completion in the second half of 2011. Ramp up of production is expected to take 12 months following completion. The $1.8 billion project, announced in July 2007, will increase annual capacity from 1.4 million tonnes to 3.4 million tonnes by 2011. A pipeline blockage at Yarwun in August 2008 is expected to lead to approximately one month’s lost alumina production but this is not expected to impact aluminium production for the year.
The 1.8 million tonne per annum expansion of the Gove refinery is being commissioned and the ramp up continues, with 2.6 million tonnes expected to be produced in 2008. The target operating rate of over 3.4 million tonnes per annum is expected to be achieved by the end of 2009.
Aluminium
Aluminium production was one per cent higher than 2007 first half on a proforma basis. The Sohar smelter in Oman began operating in June, on time and on budget, with first hot metal produced during the same month.
Capacity creep, notably in Canada, offset production cutbacks at the Tiwai Point smelter in New Zealand. Low rainfall in New Zealand affected power availability, with a resultant reduction in monthly output of 2,900 tonnes at the Tiwai Point smelter. This situation is expected to continue into the third quarter of 2008. In June 2008 a localised fire at the Anglesey smelter in Wales resulted in a loss of power across the smelter, which is currently operating at reduced capacity.
Aluminium projects
The cost of aluminium evaluation projects are reported within the product group. The increased charge primarily related to projects in the Saguenay and Sarawak as they progressed during the year.
Cont.../

Continues	Page 12 of 41
Copper & Diamonds

	First half	First half		Full year
	2008	2007	Change	2007

Production (Rio Tinto share)
Mined copper (000 tonnes)	400.1	384.6	+4%	737.9
Refined copper (000 tonnes)	161.1	202.3	-20%	390.0
Mined molybdenum (000 tonnes)	5.7	8.5	-33%	14.9
Mined gold (000 oz)[1]	207	476	-57%	970
Diamonds (000 carats)	7,853	11,446	-31%	26,023
Gross sales revenue ( $ millions)	4,705	4,769	-1%	9,521
Product group operations earnings ($ millions net of tax)	1,802	1,954	-8%	3,914
Evaluation projects/other ($ millions net of tax)	(109)	(49)	+122%	(163)
EBITDA ($ millions)	2,951	3,268	-10%	6,336
Capital expenditure ($ millions)	708	514	+38%	1,241

[1]	Mined gold for all periods presented excludes production from Greens Creek and Cortez, which were divested in the first half of 2008.
Prices
The average copper price of 367 cents per pound was 20 per cent above the 2007 first half. The gold price averaged $910 per ounce, an increase of 38 per cent on the prior year first half, whilst the average molybdenum price was $34 per pound, an increase of 21 per cent compared with first half 2007. The total impact of price changes on the Copper & Diamonds product group, including the effects of provisional pricing movements, was to increase earnings by $601 million.
Kennecott Utah Copper
Earnings of $673 million were $112 million lower than 2007 first half. Higher prices were more than offset by lower volumes of copper, gold and molybdenum and higher costs. Production decreases at the smelter and refinery from 2007 to 2008 were the consequence of lower copper head grades leading to lower concentrate production. Lower molybdenum grades and production resulted from changes in mine sequencing. Higher maintenance costs and higher manpower and contractor numbers also impacted the 2008 first half earnings.
Escondida
Earnings of $912 million were $77 million above 2007 first half, benefiting from higher prices which were partly offset by increased freight costs and higher contractor and material costs, notably sulphuric acid.
Grasberg joint venture
Earnings of $30 million were $33 million below 2007 first half, mainly attributable to lower gold volumes. Low gold grades reduced Rio Tinto’s share of gold production to nil in the first half of 2008.
Kennecott Minerals
Earnings of $25 million were $31 million below 2007 first half following the disposal of Rio Tinto’s interests in Cortez and Greens Creek earlier in the year.
Palabora
Earnings of $34 million, which were $2 million above the prior year, benefited from higher prices and the weaker South African rand which offset the impact of lower refined volumes.
Cont.../

Continues	Page 13 of 41
Northparkes
Earnings of $20 million were $73 million below 2007 first half following a 64 per cent decline in copper production due to the treatment of lower grade stockpile material sourced from the open cut.
Diamond markets
Overall demand for rough diamonds in the first half of 2008 has been strong as demand from emerging markets has balanced declining demand from the US market. The demand picture, however, has been divided. Demand for better quality goods has been very strong while demand for lower quality goods has remained weak.
Argyle
Earnings of $26 million were $3 million below 2007 first half, mainly attributable to higher costs at the Argyle mine as high production costs from 2007 flowed through to cost of sales. In May access was re-established to the high grade areas of the pit, which had been restricted due to geotechnical issues and wet weather earlier in the year.
Diavik
Earnings of $80 million were $16 million above 2007 first half. The effect of the stronger Canadian dollar was more than compensated by higher prices and higher sales volumes. Production was 27 per cent below the same period of 2007, primarily as a result of lower grades encountered in the A154S pipe.
Murowa
Earnings from Murowa of $3 million compared with break even in 2007 first half, attributable to higher volumes.
Copper & Diamonds projects
Higher costs were incurred as the projects progressed through the various stages of evaluation.
Following an extensive drilling programme at La Granja, Peru Rio Tinto announced an Inferred Mineral Resource of 2.8 billion tonnes grading 0.51 per cent copper and 0.1 per cent zinc, representing a copper equivalent grade of 0.56 per cent at a copper equivalent cut-off of 0.3 per cent (refer to 29 May 2008 press release).
Exploration and evaluation drilling continued at the 55 per cent owned Resolution copper project in the US. Rio Tinto announced an Inferred Resource of 1.34 billion tonnes containing 1.51 per cent copper and 0.040 per cent molybdenum (refer to 29 May 2008 press release). In August 2008, the Group announced an investment of $652 million in the continued pre-feasibility studies at Resolution.
The Sulawesi nickel laterite deposit in Indonesia (162 million tonnes of resources at 1.62% Ni and 0.08% Co, refer to Rio Tinto press release on 28 May 2008) was declared a discovery and handed over to the Rio Tinto copper group.
At the Oyu Tolgoi copper project in Mongolia, Rio Tinto holds a 9.9 per cent equity interest in property owner Ivanhoe Mines and a 16 per cent interest in Entree Gold who share the adjacent Javhlant concession with Ivanhoe. Exploration by Ivanhoe on the Javhlant concession led to discovery of the Heruga porphyry copper-gold deposit at a depth of over 850 metres. The deposit remains open in several directions and delineation drilling continues.
Provisional pricing
At 30 June 2008, the Group had 273 million pounds of copper sales that were provisionally priced at US 389 cents per pound. The final price of these sales will be determined during the second half of 2008. This compared with 270 million pounds of open shipments at 31 December 2007 provisionally priced at US 304 cents per pound. Provisional pricing movements in 2008 first half resulted in a net benefit to earnings of $42 million compared with 2007 first half.
Cont.../

Continues	Page 14 of 41
Energy & Minerals

	First half	First half		Full year
	2008	2007	Change	2007

Production (Rio Tinto share)
Coal (million tonnes)
US	61.6	60.7	+1%	125.1
Hard coking coal	3.1	3.1	—	6.2
Other Australian[1]	11.0	10.1	+8%	19.9
Uranium (000’s pounds)	6,495	6,006	+8%	12,616
Titanium dioxide (000 tonnes)	761	718	+6%	1,458
Borates (000 tonnes)	324	274	+18%	560
Gross sales revenue ( $ millions)	4,649	3,589	+30%	7,666
Product group operations earnings ($ millions net of tax)	708	408	+74%	759
Evaluation projects/other ($ millions net of tax)	(29)	(38)	-24%	(57)
EBITDA ($ millions)	1,510	905	+67%	1,846
Capital expenditure ($ millions)	664	406	+64%	1,171

[1]	Other Australian coal for all periods presented excludes production from the Tarong Coal mine, which was divested in the first half of 2008.
US Coal – Rio Tinto Energy America
Earnings of $65 million were $19 million above 2007 first half, with improved prices and volumes offsetting higher energy and repairs and maintenance costs. Increased production from the successful ramp up of the overland conveyor at Jacobs Ranch was offset by the effects of rail delays, following severe flooding of the railway tracks in the Mid West.
On 8 August 2008 the Group announced that its wholly owned subsidiary, Cloud Peak Energy Inc., comprised of most of the North American coal assets of Rio Tinto Energy America, had filed a registration statement on Form S-1 with the United States Securities and Exchange Commission (SEC) in connection with Cloud Peak Energy’s proposed initial public offering (IPO) of its common stock.
Rio Tinto expects to make a final decision on whether to pursue a listing of the shares of Cloud Peak Energy or to pursue another form of divestment once these options have been more fully explored.
Asia Pacific seaborne coal
Asian seaborne thermal coal prices rose sharply in the first half of 2008 mainly due to supply disruptions from key producing countries, notably in Queensland, Australia following extensive flooding earlier in 2008. Issues relating to infrastructure controlled by external parties are likely to continue to contribute to market tightness for the foreseeable future.
Rio Tinto Coal Australia
Earnings of $401 million were $224 million above 2007 first half, with higher prices more than offsetting the impact of increased rail and sea freight costs and energy costs.

Hard coking coal production from the Queensland coal operations recovered significantly from the regional flooding during the first quarter. In the Hunter Valley region of New South Wales, production of soft coking coal increased to take advantage of stronger prices. Whilst vessel queues were reduced at the port of Newcastle, New South Wales, production continued to be in line with received allocation of port capacity.
Cont.../

Continues	Page 15 of 41
The budget for the Clermont coal project has been revised to take account of cost inflation and a stronger Australian dollar. The latest estimate indicates a likely capital investment of $ 1.29 billion (on a 100 per cent basis). The project remains on schedule.
Uranium markets
Spot uranium prices declined 23 per cent in the first five months of the year as investment demand dried up and aggressive discretionary purchasing by utilities had the effect of forcing prices down. In recent months, however, some spot demand has returned and prices have improved accordingly. While industry supply challenges continue, plans for nuclear new-build continue to gather pace on a global basis. As such, the outlook for long-term uranium demand continues to be bullish.
Rössing
Earnings of $51 million, which were $7 million above 2007 first half, benefited from higher realised prices as legacy contracts continued to be replaced by higher performing ones. Higher grades at Rössing led to a 26 per cent improvement in production in 2008 first half compared with the same period of 2007, when a waste removal campaign occurred. This increased production was applied to rebuild inventories which had been drawn down in 2007.
Energy Resources of Australia
Earnings of $22 million were $20 million above 2007 first half. Prices continued to benefit from the gradual replacement of legacy contracts with newer contracts written in an environment of higher prices.
Rio Tinto Iron & Titanium
Earnings of $112 million were $33 million above 2007 first half. Higher prices for metallics and slag reflected strong demand for all products. Together with higher volumes, these more than offset the increased cost of coal and higher labour and consumable costs.
Rio Tinto Minerals
Earnings of $57 million were $3 million below 2007 first half. Higher prices for borates, talc and salt and notably higher volumes for borates were offset by higher energy, freight and consumables.
Exploration and Evaluation

	First half	First half		Full year
	2008	2007	Change	2007

Post-tax credit / (charge) ($ millions)	(62)	25	-348%	20
The post-tax centrally reported exploration charge is presented net of the gain on disposal of exploration properties.
2008 first half exploration and evaluation expenditure (pre-disposals and post tax) was $74 million, compared with $73 million in 2007 first half. As part of Rio Tinto’s continuing focus on optimising its portfolio, $12 million (post-tax earnings) was realised from exploration divestments in 2008 first half compared with $98 million in 2007 first half, including the sale of the Peñasquito royalty rights.
High priority targets have been identified within the broader Tamarac nickel copper project in Minnesota (formerly known as Lakeview). Initial drilling has identified significant disseminated sulphide mineralisation. The final hole of the winter programme returned 138m @ 1.6% Ni, 1.1% Cu including 28m @ 3.6% Ni, 2% Cu (refer to Rio Tinto Value & Growth seminar on 29 May 2008). An Order of Magnitude Study has been established for the project.
Cont.../

Continues	Page 16 of 41
In June Rio Tinto announced that it had lodged mining lease applications for its Bunder diamond project in India, a vital step in the development of what could be the first world class diamond mine in India. It also announced the exploration target for diamond mineralisation at the Bunder project of 40 to 70 million tonnes at a grade of between 0.3 and 0.7 carats per tonne (refer to Rio Tinto press release on 23 June 2008).
The Serbian jadar lithium borates project Order of Magnitude study gained momentum during the half year. The targeted mineralisation for the project was released, showing a target of 80 -100 Mt @ 1.8-2.2% Li2O, 13.5-16.5% B2O3 (refer to Rio Tinto Value & Growth seminar on 29 May 2008) from the lower mineralised zone.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Rössing, Argyle, Diavik and Rio Tinto Iron Ore in Australia.
On 12 August 2008 Rio Tinto completed the sale of the Kintyre uranium project located in Western Australia to a joint venture comprising subsidiaries of Cameco Corporation and Mitsubishi Development Pty Ltd for $495 million.
Cont.../

Continues	Page 17 of 41
Capital projects

Estimated
cost
Project	(100%)	Status/Milestones
Completed in 2008

Aluminium – Development of the 360,000 tonne per annum greenfield Sohar smelter in Oman (Rio Tinto 20%).	$1.7bn	Approved in February 2005, first hot metal was produced in June 2008.

Aluminium – Aluminium spent pot lining recycling plant in Quebec (Rio Tinto 100%).	$225m	Approved in September 2006, the plant commenced operations in April 2008.

Ongoing

Copper – Kennecott Utah Copper (Rio Tinto 100%) East 1 pushback. The project extends the life of the open pit to 2020 while retaining options for further underground or open pit mining thereafter.	$170m	The project was approved in February 2005 and work on the pushback continues. The pebble crushing unit was commissioned in the third quarter of 2006.

Titanium dioxide – Construction by QMM (Rio Tinto 80%) of a greenfield ilmenite operation in Madagascar and associated upgrade of processing facilities at QIT.	$1.0bn	Construction is underway. The budget was revised in 2007. First production is expected at the end of 2008.

Alumina –Expansion of the Gove Alumina Refinery (Rio Tinto 100%) from 2.0 to 3.8 million tonnes per annum.	$2.3bn	Approved in September 2004, the expansion is expected to reach an operating rate of over 3.4 million tonnes by the end of 2009.

Uranium – Rössing (Rio Tinto 68.6%) uranium mine life extension to 2016.	$112m	Approved in December 2005, works are on schedule and on budget to prolong the life of the mine to 2016 and beyond. The mine life extension estimate remains at $82m with $30m of sustaining capital expenditure.

Diamonds – Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	< $1.5bn	Approved in December 2005, the underground development consisting of 34 km of tunnels and excavations is currently 50% complete. Construction of the major underground infrastructure commenced in February 2008, and full production from the underground mine is on schedule to be achieved in December 2010.

Copper – Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016.	$229m	Approved in November 2006, the project scope has been expanded with completion estimated for December 2009. First production is ahead of schedule and is expected to commence in February 2009.

Energy – Clermont (Rio Tinto 50.1%) is expected to ramp up to 12.2 million tonnes per annum, replacing Blair Athol.	$1.29bn (indicative estimate)	Approved in January 2007, first coal is expected in the first quarter of 2010 with full capacity being reached in 2013. The estimated cost has risen in line with local cost inflation and a stronger Australian currency.

Iron ore – Cape Lambert port expansion (Rio Tinto 53%) from 55 to 80 million tonnes per annum and additional rolling stock and infrastructure.	$952m	Approved in January 2007, the project is forecast to be complete by the end of 2008, with progressive capacity ramp up in the first half of 2009. The estimated capital cost now includes $92m for additional rolling stock and infrastructure.

Alumina – Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.	$1.8bn	Approved in July 2007, the expansion will more than double annual production at Yarwun. First shipment expected in the second half of 2010 and expansion scheduled for completion in the second half of 2011.

Cont.../

Continues	Page 18 of 41

Estimated
cost
Project	(100%)	Status/Milestones
Ongoing (continued)

Iron ore – Expansion of Hope Downs Stage 2 (Rio Tinto 50%) from 22 to 30 million tonnes per annum.	$350m	Approved in August 2007, the expansion will be complete by early 2009.

Diamonds – Construction at Diavik (Rio Tinto 60%) of the underground mining.	$787m	Capital investment of $563 million was approved in November 2007 in addition to $224 million invested in 2006-2007 for the feasibility studies and related capital projects. First production from the underground mine is expected to commence in 2009.

Iron ore – Mesa A development (Rio Tinto 53%): construction of a 25 million tonne per annum mine and related infrastructure.	$901m	Approved in November 2007, the mine is forecast to be complete by 2010 with a progressive ramp up to a projected 25 million tonnes per annum by 2011.[1]

Iron ore – Brockman 4 development (Rio Tinto 100%): construction of a 22 million tonne per annum mine (Phase A) and related infrastructure.	$1.5bn	Approved in November 2007, Phase A of the project to 22 million tonnes per annum, is forecast to be complete by 2010, with scope to expand further to 36 million tonnes per annum by 2012.

Coking coal – extension and expansion of Kestrel mine (Rio Tinto share 80%).	$991m	Approved in December 2007, the investment is expected to extend the life of the mine to 2031 and increase production to an average of 5.7mtpa.

Nickel – Development of Eagle nickel mine in Michigan, US.	$300m	Approved in December 2007, this high grade nickel and copper mine is expected to commence production in 2010, delivering 16,000 tonnes of nickel per annum over a seven year period.

Aluminium – Replacement of overhead cranes and upgrade of crane runways on Lines 1 and 2 at Boyne Smelters (Rio Tinto 59.4%).	$270m	Approved in February 2008, the mobile cranes and associated runways on reduction Lines 1 and 2 will be replaced and will result in a more efficient crane /alumina transport system. The project is estimated to be completed by late 2010.

Aluminium – Replacement of Lines 1 and 2 carbon bake furnace at Boyne Smelters (Rio Tinto 59.4%).	$347m	Approved in February 2008, the carbon baking furnace that supplies anodes to Lines 1and 2 will be replaced and will result in reduced onsite greenhouse gas emissions. The project is estimated to be completed by mid 2011.

[1]	There are currently no reserves for the Mesa A development. Accordingly, this production rate is subject to defining sufficient reserves for the proposed Mesa A operations.

Cont.../

Continues	Page 19 of 41

Recently approved

Iron ore – Expansion of the Iron Ore Company of Canada’s (IOC) annual production of iron ore concentrate to 22 million tonnes (Rio Tinto 58.7%).	$475m	Approved in March 2008, this is the first phase of an IOC expansion program that may see production capability increase 50 per cent by 2011.

Molybdenum – Construction of a new Molybdenum Autoclave Process (MAP) facility at Kennecott Utah Copper (Rio Tinto 100%).	$270m	Approved in June 2008, the MAP facility will allow for the recovery of an additional 69 million pounds of molybdenum from the commencement of production in the third quarter of 2010 should the current mine life be extended to 2036.

Iron ore – Investment to automate iron ore railway in the Pilbara region of Western Australia (Rio Tinto 94.3%).	$371m	Approved in June 2008, the roll-out of automation is part of a wider project to upgrade the rail network over 18 months.

Iron ore – Funding of infrastructure and studies for mine expansions as part of drive to increase annual capacity of Pilbara operations to 320 million tonnes[2] by the end of 2012 (Rio Tinto 73.8%).	$667m	Approved in June 2008, $518 million (Rio Tinto 66.2%) will fund the early commencement of infrastructure works and acquisition of long-lead items such as heavy mobile equipment. The balance of $149 million (Rio Tinto 100%) is directed to a study of a new iron ore mine on the Western Turner Syncline. The proposed mine would eventually ramp up to 29 Mtpa capacity, feeding into existing Tom Price processing plant, with production scheduled to commence in the fourth quarter of 2010.

Iron ore – Investment in cleaner, more sustainable power generation to support expansion of iron ore mining capacity in Western Australia (Rio Tinto 78.9%).	$503m	Approved in June 2008, the construction of generation and transmission infrastructure will supply electricity to port and mine operations. The power station will be commissioned in 2010.

Iron ore – Investment in a major expansion of mine in Corumbá, Brazil (Rio Tinto 100%).	$2.15bn	Approved in July 2008, the project will boost annual capacity more than six-fold from 2 million tonnes per annum to 12.8 million tonnes, with new production commencing in the fourth quarter of 2010. The estimated capital cost includes a significant spend on port facilities and the river fleet.

Copper – Investment in continued pre-feasibility studies on a large, tier-one copper deposit at Resolution operation in Arizona (Rio Tinto share 55%).	$652m	Approved in August 2008, Pre-feasibility studies are expected to be completed by 2012 with production at the new mine expected to start by 2020, eventually ramping up to a projected 500,000 tonnes per annum of copper.[3]

[2]	Rio Tinto’s attributable share of 320 Mtpa of iron ore production at its Pilbara operations is approximately 80 to 85%.

[3]	There are currently no reserves for the Resolution development. Accordingly, this production rate is subject to defining sufficient reserves for the proposed Resolution operation.

Cont.../

Continues	Page 20 of 41
Price & exchange rate sensitivities
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

	Average		Effect on full
	price/exchange		year underlying
	rate for 2008 first		earnings
	half	Change	US$m
Copper	367c/lb	+/- 37c/lb	446
Aluminium[1]	128c/lb	+/-13c/lb	802
Gold	$910/oz	+/ -$91/oz	31
Molybdenum	$34 /lb	+/- $3/lb	68

Australian dollar[1]	92USc	+/-9.2USc	541
Canadian dollar[1]	99USc	+/-9.9USc	226
South African rand	13USc	+/-1.3USc	51

US $ 3 month LIBOR[1]		+/-0.5%	147

[1]	Net interest sensitivity is the full year impact based on net debt at 30 June 2008.
Cont.../

Continues	Page 21 of 41
DIRECTORS’ REPORT for the half year ended 30 June 2008
Review of operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2008 and likely future developments are given on pages 1 to 20.
Directors
The Directors serving on the boards of Rio Tinto plc and Rio Tinto Limited during and since the end of the half year are:

	Notes	Date of appointment
Chairman
Paul Skinner	(c)	1 December 2001

Executive directors
Tom Albanese, Chief Executive		7 March 2006
Guy Elliott, Finance Director		1 January 2002
Dick Evans, Chief Executive, Rio Tinto Alcan		25 October 2007

Non executive directors
Andrew Gould, Senior independent director	(b and c)	4 December 2002
Sir David Clementi	(a and b)	28 January 2003
Vivienne Cox	(a)	1 February 2005
Sir Rod Eddington	(c and d)	1 September 2005
Michael Fitzpatrick	(a and b)	6 June 2006
Yves Fortier	(c and d)	25 October 2007
Richard Goodmanson	(b and d)	1 December 2004
Lord Kerr	(a and d)	14 October 2003
David Mayhew	(c)	22 February 2000
Paul Tellier	(a and b)	25 October 2007
Sir Richard Sykes resigned with effect from 24 April 2008 after serving as a director since 4 August 1997. No directors were appointed between 30 June 2008 and the date of this report. The directors in office on 30 June 2008 remained in office at the date of this report.
Notes
(a) Audit committee
(b) Remuneration committee
(c) Nominations committee
(d) Committee on social and environmental accountability
Dividend
Full details of the interim dividend are given on page 6.
Principal risks and uncertainties
The principal risks and uncertainties faced by the Group remain as discussed under ‘Risk factors’ on pages 10 to 11 of the 2007 Annual report.
Corporate governance
The directors of Rio Tinto believe that high standards of corporate governance are essential to its objective to maximise the overall long term return to shareholders and have continued to apply the standards discussed under ‘Corporate governance’ on pages 118 to 123 of the 2007 Annual report which is available on the website.
Auditor’s independence declaration
PricewaterhouseCoopers, the auditors of Rio Tinto Limited, have provided the auditor’s independence declaration as required under section 307C of the Corporations Act 2001. This has been reproduced on page 36 and forms part of this report.
The Directors’ report is made in accordance with a resolution of the board.

Paul Skinner
Chairman
26 August 2008	Cont.../

Continues	Page 22 of 41
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Important information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This announcement includes forward-looking statements. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Cont.../

Continues	Page 23 of 41
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
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Continues	Page 24 of 41
Group income statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2008	2007	2007
	US$m	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	30,005	13,930	33,518

Consolidated sales revenue	27,192	12,055	29,700

Net operating costs (excluding items shown separately)	(19,212)	(7,746)	(20,752)
Impairment charges	(6)	(449)	(58)
Profits on disposal of interests in businesses	2,248	—	2
Exploration and evaluation costs (b)	(384)	(63)	(321)

Operating profit	9,838	3,797	8,571
Share of profit after tax of equity accounted units	913	865	1,584

Profit before finance items and taxation	10,751	4,662	10,155

Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(10)	65	194
Net (losses)/gains on derivatives not qualifying for hedge accounting	(256)	23	57
Interest receivable and similar income	130	46	134
Interest payable and similar charges	(810)	(67)	(538)
Amortisation of discount related to provisions	(119)	(70)	(166)

	(1,065)	(3)	(319)

Profit before taxation	9,686	4,659	9,836

Taxation	(2,395)	(1,258)	(2,090)

Profit for the period	7,291	3,401	7,746

- attributable to outside equity shareholders	377	148	434
- attributable to equity shareholders of Rio Tinto (Net earnings)	6,914	3,253	7,312

Basic earnings per ordinary share (c)	538.7c	251.3c	568.7c
Diluted earnings per ordinary share	536.1c	250.4c	566.3c

Dividends paid during the period (US$m)	1,083	837	1,507
Dividends per share: paid during the period	84.0c	64.0c	116.0c
Dividends per share: proposed in the announcement of the results for the period	68.0c	52.0c	84.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$2,813 million (30 June 2007: US$1,875 million; 31 December 2007: US$3,818 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$22 million (30 June 2007: US$131 million; 31 December 2007: US$253 million).

(c)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,283.4 million (30 June 2007: 1,294.4 million; 31 December 2007: 1,285.8 million), being the average number of Rio Tinto plc shares outstanding of 997.7 million (30 June 2007: 1,008.7 million; 31 December 2007: 1,000.1 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (30 June and 31 December 2007: 285.7 million).

Continues	Page 25 of 41
Group cash flow statement

	Six months	Six months	Year to 31
	to 30 June	to 30 June	December
	2008	2007	2007
	US$m	US$m	US$m

Cash flow from consolidated operations	7,850	5,048	10,805
Dividends from equity accounted units	1,010	691	1,764

Cash flows from operations	8,860	5,739	12,569

Net interest paid	(923)	(69)	(489)
Dividends paid to outside shareholders of subsidiaries	(107)	(71)	(168)
Tax paid	(2,248)	(1,747)	(3,421)

Cash flow from operating activities	5,582	3,852	8,491

Cash used in investing activities
Net disposals/(acquisitions) of subsidiaries, joint ventures & associates	2,595	(17)	(37,526)
Purchase of property, plant & equipment and intangible assets	(3,680)	(1,942)	(5,000)
Disposal of financial assets	95	18	49
Purchases of financial assets	(72)	(197)	(273)
Other investing cash flows	(428)	145	8

Cash used in investing activities	(1,490)	(1,993)	(42,742)

Cash flow before financing activities	4,092	1,859	(34,251)

Cash (used in)/from financing activities
Equity dividends paid to Rio Tinto shareholders	(1,083)	(837)	(1,507)
Own shares purchased from Rio Tinto shareholders	—	(1,428)	(1,648)
Proceeds from issue of ordinary shares in Rio Tinto	28	21	37
Additional borrowings	4,559	1,383	39,195
Repayment of borrowings	(7,818)	(843)	(1,034)
Other financing cash flows	52	23	54

Cash (used in)/from financing activities	(4,262)	(1,681)	35,097

Effects of exchange rates on cash and cash equivalents	228	(10)	(27)

Net increase in cash and cash equivalents	58	168	819

Opening cash and cash equivalents	1,541	722	722

Closing cash and cash equivalents	1,599	890	1,541

Cash flow from consolidated operations
Profit for the period	7,291	3,401	7,746
Adjustments for:
Taxation	2,395	1,258	2,090
Finance items	1,065	3	319
Share of profit after tax of equity accounted units	(913)	(865)	(1,584)
Profits on disposal of interests in businesses	(2,248)	—	(2)
Impairment charges	6	449	58
Depreciation and amortisation	1,785	865	2,115
Provisions	254	133	308
Utilisation of provisions	(251)	(77)	(162)
Utilisation of provision for post retirement benefits	(218)	(39)	(121)
Change in inventories	(463)	(77)	130
Change in trade and other receivables	(1,159)	132	(385)
Change in trade and other payables	483	(88)	375
Other items	(177)	(47)	(82)

	7,850	5,048	10,805

Continues	Page 26 of 41
Group balance sheet

	30 June	31 December	30 June
	2008	2007	2007
	US$m	US$m	US$m

Non-current assets
Goodwill	15,604	15,497	883
Intangible assets	7,836	7,910	518
Property, plant and equipment	49,186	45,647	24,045
Investments in equity accounted units	7,416	7,038	2,761
Loans to equity accounted units	281	245	123
Inventories	194	178	104
Trade and other receivables	1,539	1,862	1,304
Deferred tax assets	794	585	144
Tax recoverable	56	6	4
Other financial assets	690	580	647

	83,596	79,548	30,533

Current assets
Inventories	5,832	5,382	2,724
Trade and other receivables	7,778	6,479	2,840
Assets held for sale (a)	6,881	7,024	—
Loans to equity accounted units	169	117	19
Tax recoverable	563	250	79
Other financial assets	774	946	252
Cash and cash equivalents	1,683	1,645	926

	23,680	21,843	6,840

Current liabilities
Bank overdrafts repayable on demand	(84)	(104)	(36)
Borrowings	(6,865)	(8,109)	(1,793)
Trade and other payables	(6,859)	(6,667)	(2,633)
Liabilities of disposal groups held for sale (a)	(2,275)	(2,632)	—
Other financial liabilities	(1,141)	(878)	(341)
Tax payable	(1,253)	(494)	(676)
Provisions	(917)	(783)	(407)

	(19,394)	(19,667)	(5,886)

Net current assets	4,286	2,176	954

Non-current liabilities
Borrowings	(36,930)	(38,614)	(1,957)
Trade and other payables	(457)	(503)	(369)
Other financial liabilities	(757)	(496)	(224)
Tax payable	(278)	(66)	(38)
Deferred tax liabilities	(6,417)	(6,486)	(2,453)
Provision for post retirement benefits	(3,080)	(3,195)	(671)
Other provisions	(6,368)	(6,040)	(3,828)

	(54,287)	(55,400)	(9,540)

Net assets	33,595	26,324	21,947

Capital and reserves
Share capital
- Rio Tinto plc	172	172	172
- Rio Tinto Limited (excluding Rio Tinto plc interest)	1,338	1,219	1,178
Share premium account	1,949	1,932	1,929
Other reserves	3,536	2,416	1,647
Retained earnings	24,725	19,033	15,705

Equity attributable to Rio Tinto shareholders	31,720	24,772	20,631
Attributable to outside equity shareholders	1,875	1,552	1,316

Total equity	33,595	26,324	21,947

Continues	Page 27 of 41

(a)	Assets and liabilities held for sale as at 31 December 2007 comprised the Alcan Packaging group and the Tarong Coal mine, which was in the Energy product group. The Tarong mine was sold on 31 January 2008 for an amount in excess of its carrying value. The Alcan Packaging group was acquired with a view to resale. For this reason, its results have no impact on the Group’s Income Statement.

(b)	At 30 June 2008, Rio Tinto plc had 998.1 million ordinary shares in issue and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc.

(c)	Net tangible assets per share was US$6.45 (31 December 2007: US$1.06; 30 June 2007: US$14.97).
Group statement of recognised income and expense

			Six months	Six months	Year to 31
	Attributable to	Outside	to 30 June	to 30 June	December
	shareholders of	interests	2008	2007	2007
	Rio Tinto US$m	US$m	US$m	US$m	US$m

Currency translation adjustment	1,728	64	1,792	1,131	2,021
Cash flow hedge fair value losses	(504)	(153)	(657)	(136)	(424)
(Losses)/gains on available for sale securities	(127)	—	(127)	56	51
Cash flow hedge losses transferred to the income statement	119	58	177	59	165
Gains on revaluation of available for sale securities transferred to the income statement	(1)	—	(1)	(15)	(16)
Actuarial (losses)/gains on post retirement benefit plans	(257)	4	(253)	347	141
Tax recognised directly in equity	247	36	283	(30)	193

Net income recognised directly in equity	1,205	9	1,214	1,412	2,131

Profit after tax for the period	6,914	377	7,291	3,401	7,746

Total recognised income for the period	8,119	386	8,505	4,813	9,877

Continues	Page 28 of 41
Group statement of changes in equity

	Attributable to		Six months	Six months	Year to 31
	shareholders	Outside	to 30 June	to 30 June	December
	of Rio Tinto	interests	2008	2007	2007
	US$m	US$m	US$m	US$m	US$m

Opening balance	24,772	1,552	26,324	19,385	19,385
Total recognised income for the period	8,119	386	8,505	4,813	9,877
Dividends	(1,083)	(109)	(1,192)	(908)	(1,671)
Own shares purchased from Rio Tinto shareholders
- Under capital management programme	—	—	—	(1,372)	(1,372)
- To satisfy share options	(144)	—	(144)	(31)	(64)
Ordinary shares issued	28	—	28	21	37
Outside interests in acquired companies	—	—	—	—	55
Shares issued to outside interests	—	46	46	23	38
Employee share options charged to income statement	28	—	28	16	39

Closing balance	31,720	1,875	33,595	21,947	26,324

Reconciliation with Australian IFRS
The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$730 million at 30 June 2008 (30 June and 31 December 2007: US$736 million).
Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Continues	Page 29 of 41
Reconciliation of Net earnings to Underlying earnings

				Six months	Six months	Year to 31
	Pre-tax		Outside	to 30 June	to 30 June	December
Exclusions from Underlying	(a)	Taxation	Interests	2008	2007	2007
earnings	US$m	US$m	US$m	US$m	US$m	US$m

Profits on disposal of interests in businesses (b)	2,248	(766)	—	1,482	—	1
Impairment charges (c)	(6)	3	—	(3)	(314)	(113)
Exchange differences and derivatives:
- Exchange gains on external debt and intragroup balances (d)	(20)	347	12	339	6	156
- Gains on currency and interest rate derivatives not qualifying for hedge accounting (e), (f)	6	(4)	—	2	19	34
- Losses on commodity derivatives not qualifying for hedge accounting (g)	(326)	60	6	(260)	—	—
Other exclusions (h)	(166)	46	—	(120)	13	(209)

Total excluded from underlying earnings	1,736	(314)	18	1,440	(276)	(131)

Net earnings	9,686	(2,395)	(377)	6,914	3,253	7,312

Underlying earnings	7,950	(2,081)	(395)	5,474	3,529	7,443

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (b) to (h) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Exclusions from underlying earnings relating to equity accounted units are stated after tax.

(b)	Gains arising on the disposal of interests in businesses, which relate principally to sales of Cortez gold mine and Greens Creek mine.

(c)	Charges relating to impairment of non-current assets other than undeveloped properties.

(d)	Exchange gains and losses on US dollar debt and intragroup balances. The tax on exchange gains and losses on external debt and intragroup balances includes a non-recurring benefit of US$290 million through recovery of tax relating to prior years.

(e)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(f)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(g)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(h)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

Other charges excluded from underlying earnings comprise exceptional costs relating to acquisitions, disposals and similar corporate projects.

Continues	Page 30 of 41
Consolidated net debt

	30 June	31 December
	2008	2007	30 June 2007
	US$m	US$m	US$m

Analysis of changes in consolidated net debt
Opening balance	(45,152)	(2,437)	(2,437)
Adjustment on currency translation	(158)	(223)	(163)
Exchange gains credited to the income statement	141	136	103
Gains on derivatives related to net debt	15	11	(3)
Debt of acquired companies	—	(5,465)	—
Cash movement excluding exchange movements	3,083	(37,332)	(362)
Other movements	(53)	158	—

Closing balance	(42,124)	(45,152)	(2,862)

Analysis of closing balance
Borrowings	(43,795)	(46,723)	(3,750)
Bank overdrafts repayable on demand	(84)	(104)	(36)
Cash and cash equivalents	1,683	1,645	926
Other liquid resources	6	6	6
Derivatives related to net debt	66	24	(8)

Consolidated net debt	(42,124)	(45,152)	(2,862)

Continues	Page 31 of 41
Primary segmental analysis (by product group)

			Year to 31
	Six months to	Six months to	December
	30 June 2008	30 June 2007	2007
	US$m	US$m	US$m

Sales revenue
Iron ore	8,086	3,780	8,924
Energy and Minerals	4,473	3,445	7,365
Aluminium	11,906	1,766	7,105
Copper and Diamonds	2,724	3,038	6,258
Other	3	26	48

Consolidated sales revenue	27,192	12,055	29,700

Share of equity accounted units	2,813	1,875	3,818

Gross sales revenue	30,005	13,930	33,518

Consolidated profit before finance items and taxation
Iron ore	4,488	1,702	4,083
Energy and Minerals	1,235	567	1,339
Aluminium	1,324	603	813
Copper and Diamonds (c)	3,350	1,174	3,026
Exploration and evaluation not attributed to product groups	(68)	55	58
Other	(491)	(304)	(748)

Operating profit (segment result)	9,838	3,797	8,571

Share of profit after tax of equity accounted units
Copper	913	842	1,542
Other product groups	—	23	42

Profit before finance items and taxation	10,751	4,662	10,155

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with: the sales revenue, profit before finance costs and taxation for subsidiary companies and proportionally consolidated units. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The product groups are consistent with those identified in the financial information by business unit data included on pages 7 and 8 of this news release. However, that information includes the results of equity accounted units and presents different financial measures. The Alcan businesses are included within the Aluminium product group except for Packaging which is classified as held for sale at 30 June 2008.

(b)	The analysis of profit before finance costs and taxation includes the profits on disposal of interests in businesses (including investments), and impairment charges, which are excluded from Underlying earnings.

(c)	This includes profits of US$2,175 million relating to the sales of Cortez gold mine and Greens Creek mine.

Continues	Page 32 of 41
Geographical analysis (by destination)

First	First			Six months		Year to 31
half	half	Year		to 30 June	Six months to	December
2008	2007	2007		2008	30 June 2007	2007
%	%	%		US$m	US$m	US$m

			Gross sales revenue
22.7	22.2	22.6	North America	6,813	3,093	7,582
25.4	17.0	19.8	Europe	7,624	2,368	6,641
14.7	18.8	16.8	Japan	4,419	2,620	5,633
16.5	17.3	18.0	China	4,942	2,404	6,021
11.2	14.0	12.2	Other Asia	3,352	1,949	4,105
3.8	5.3	5.6	Australia and New Zealand	1,127	739	1,892
5.7	5.4	5.0	Other	1,728	757	1,644

100	100	100	Total	30,005	13,930	33,518

Prima facie tax reconciliation

	Six months		Year to 31
	to 30 June	Six months to	December
	2008	30 June 2007	2007
	US$m	US$m	US$m

Profit before taxation	9,686	4,659	9,836
Deduct: share of profit after tax of equity accounted units	(913)	(865)	(1,584)

Parent companies’ and subsidiaries’ profit before tax	8,773	3,794	8,252

Prima facie tax payable at UK rate of 28% (2007 - 30%)	2,456	1,138	2,476
Higher rate of taxation on Australian earnings	80	—	—
Impact of items excluded from Underlying earnings	(193)	36	(28)
Adjustments to deferred tax liabilities following changes in tax rates	(26)	(10)	(392)
Other tax rates applicable outside the UK and Australia	167	139	271
Resource depletion and other depreciation allowances	(77)	(86)	(173)
Research, development and other investment allowances	(27)	(8)	(81)
Other items	15	49	17

Total taxation charge (a)	2,395	1,258	2,090

(a)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$569 million (30 June 2007: US$478 million; 31 December 2007: US$917 million).

Continues	Page 33 of 41
Acquisitions
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42% interest in the issued share capital of Alcan Inc. The remaining 20.58% was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc. amounted to US$38.7 billion, which comprised of US$38.5 billion of cash and US$0.2 billion of liabilities assumed. Provisional fair values were determined during 2007. These provisional fair values are currently being reviewed and will be finalised by 23 October 2008, 12 months after acquisition. There were no material adjustments to fair values during the six months to 30 June 2008 and accordingly prior periods have not been restated.
Other disclosures
Capital commitments
Capital commitments, including those relating to joint ventures and associates, were US$5,603 million (at 30 June 2007: US$2,827 million; at 31 December 2007: US$3,978 million).
Contingent liabilities
There were no material changes in contingent liabilities or contingent assets during the period.
Share buyback
Between 1 January 2008 and 30 June 2008, Rio Tinto plc did not buy back any shares from public shareholders. During the year to 31 December 2007, Rio Tinto plc bought back 27,700,000 shares, to be held in treasury, at an average buyback price of £30.05 per share. The share buyback programme was suspended on 12 July 2007 at the time the Alcan offer was announced. Between 1 January 2007 and 30 June 2007, Rio Tinto plc bought back 25,510,000 of its own shares from public shareholders, to be held in treasury, at an average buyback price of £29.23. There were proceeds of US$11 million for treasury shares reissued in the period to 30 June 2008 (30 June 2007: US$11 million; 31 December 2007: US$24 million). The total consideration paid in the period to 30 June 2007 was US$1,428 million and in the period to 31 December 2007 was US$1,648 million.
Related party matters
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by equity accounted units for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	Six months to	Six months to	Year to 31
	30 June 2008	30 June 2007	December 2007
	US$m	US$m	US$m

Income statement items
Purchases from equity accounted units	(1,226)	(719)	(1,538)
Sales to equity accounted units	1,336	692	1,338

	US$m	US$m	US$m

Balance sheet items
Investments in equity accounted units	7,416	2,761	7,038
Loans to equity accounted units	450	142	362
Loans from equity accounted units	(207)	(111)	(174)
Trade and other receivables: amounts due from equity accounted units	937	722	804
Trade and other payables: amounts due to equity accounted units	(273)	(103)	(219)

	US$m	US$m	US$m

Cash flow statement items
Funding of equity accounted units	(279)	(18)	(216)

Continues	Page 34 of 41
Basis of preparation
The consolidated interim financial statements included in this report are unaudited and have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules of the Financial Services Authority and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 27 January 2006 and amended on 22 December 2006.
Accounting policies
The EU IFRS consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year to 31 December 2007 except for the following interpretations. These interpretations are mandatory for the first time for the financial year beginning 1 January 2008 and have been adopted on the assumption that these will all be endorsed by the European Union in time for the Group’s reporting for the year ended 31 December 2008. The last two interpretations have not yet been endorsed by the EU.
- IFRIC 11 (IFRS 2)-Group and treasury share transactions
- IFRIC 12-Service concession arrangements
- IFRIC 14 (IAS 19)-The limit on a defined benefit asset, minimum funding requirements and their interaction.
The effect of the above interpretations is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior periods have not been restated.
Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings, are now excluded from Underlying earnings. Their exclusion is consistent with the approach taken in respect of currency and interest rate derivatives in determining Underlying earnings in previous years; but, prior to the acquisition of Alcan, the amounts of such commodity derivatives were not material.
Status of financial information
These consolidated interim financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.
Financial information for the year to 31 December 2007 has been extracted from the full financial statements prepared under the historical cost convention, as modified by the revaluation of certain derivative contracts and financial assets, as filed with the Registrar of Companies. The Auditors’ report on the full financial statements for the year to 31 December 2007 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under 237(3) (regarding provision of necessary information and explanations).

Continues	Page 35 of 41
Directors’ Declaration of Responsibility
In the directors’ opinion:
The financial statements and notes have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ under EU IFRS, the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom, applicable accounting standards and the Australian Corporations Act 2001 (as modified by an order of the Australian Securities and Investments Commission dated 27 January 2006 and amended on 22 December 2006 using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.
The financial statements and notes give a true and fair view of the Rio Tinto Group’s financial position as at 30 June 2008 and of its performance, as represented by the results of its operations, recognised income and expense and its cash flows for the half year then ended.
There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc, has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.
The half year report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7 and DTR 4.2.8, namely:
-	an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

-	material related party transactions in the first six months and any material changes in the related party transactions described in the last annual report.
Signed in accordance with a resolution of the Board of Directors.
Tom Albanese
Chief Executive Officer
26 August 2008
Guy Elliott
Finance Director
26 August 2008

Continues	Page 36 of 41
Auditors’ Independence Declaration
As lead auditor for the review of Rio Tinto Limited for the half year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
26 August 2008

Continues	Page 37 of 41
Independent review report to Rio Tinto plc and Rio Tinto Limited (“the Companies”)
Introduction
We have been engaged by the Companies to review the condensed set of financial statements in the half year report of the Rio Tinto Group (comprising the Companies and their subsidiaries, associates and joint ventures) for the six months ended 30 June 2008 , which comprises the Group income statement, Group cash flow statement, Group balance sheet, Group statement of recognised income and expense, Group statement of changes in equity, and related notes (including the financial information by business unit). We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half year report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and amended on 22 December 2006.
As disclosed in Note 1 ‘Principal Accounting Policies’ of the annual financial statements, the financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half year report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the Companies a conclusion on the condensed set of financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for Rio Tinto plc for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for Rio Tinto Limited for the purpose of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and amended on 22 December 2006 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.
Accordingly, we do not express an audit opinion.
Cont.../

Continues	Page 38 of 41
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union, the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 and amended on 22 December 2006.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants	Chartered Accountants
London	Brisbane
26 August 2008	26 August 2008
in respect of Rio Tinto plc	in respect of Rio Tinto Limited
Notes:
a)	The maintenance and integrity of the Rio Tinto Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Continues	Page 39 of 41
Notes to financial information by business unit
(Pages 7 and 8)
Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2008.
Industrial Minerals was combined with Energy to form the Energy and Minerals product group. Diamonds was combined with Copper to form the Copper and Diamonds product group. Information for 2007 has been reclassified accordingly.
(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.

(c)	Net earnings represent profit after tax for the period attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Includes Rio Tinto’s interests in Hamersley (100 per cent) and Hismelt (60 per cent).

(e)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

(f)	Includes Rio Tinto’s interests in Rio Tinto Aluminium (100 per cent), Rio Tinto Alcan (100 per cent) and Anglesey Aluminium (51 per cent).

(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(i)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.

(j)	Includes Rio Tinto’s interests in QIT (100 per cent) and Richards Bay Iron and Titanium (Pty) Limited (50 per cent).

(k)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (68.4 per cent) and Luzenac Talc (100 per cent).

(l)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(m)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

(n)	Assets held for sale relate to Alcan’s Packaging business.

Continues	Page 40 of 41
Summary financial data in Australian dollars, Sterling and US dollars

Six	Six	Six	Six
months	months	months	months
to 30	to 30	to 30	to 30		Six months	Six months	Year to 31
June	June	June	June		to 30 June	to 30 June	December
2008	2007	2008	2007		2008	2007	2007
A$m	A$m	£m	£m		US$m	US$m	US$m

32,614	17,198	15,231	7,071	Gross sales revenue	30,005	13,930	33,518
29,557	14,883	13,803	6,119	Consolidated sales revenue	27,192	12,055	29,700
10,528	5,752	4,917	2,365	Profit before taxation	9,686	4,659	9,836
7,925	4,199	3,701	1,726	Profit for the period	7,291	3,401	7,746
7,515	4,016	3,510	1,651	Net earnings attributable to Rio Tinto shareholders	6,914	3,253	7,312
5,950	4,357	2,779	1,791	Underlying earnings (a)	5,474	3,529	7,443
585.6c	310.2c	273.5p	127.6p	Basic earnings per ordinary share	538.7c	251.3c	568.7c
463.6c	336.5c	216.5p	138.4p	Basic Underlying earnings per ordinary	426.5c	272.6c	578.9c
				Dividends per share to Rio Tinto shareholders
93.02c	82.84c	43.13p	32.63p	- paid	84.0c	64.0c	116.0c
77.35c	60.69c	36.25p	25.59p	- proposed	68.0c	52.0c	84.0c
4,448	2,295	2,077	944	Cash flow before financing activities	4,092	1,859	(34,251)

(43,879)	(3,367)	(21,168)	(1,431)	Net debt	(42,124)	(2,862)	(45,152)
33,042	24,272	15,940	10,316	Equity attributable to Rio Tinto shareholders	31,720	20,631	24,772

a)	Underlying earnings exclude net income of US$1,440 million (30 June 2007: US$(276) million; 31 December 2007: US$(131) million), as analysed on page 29.

b)	The financial data above have been extracted from the financial information set out on pages 24 to 30. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

Continues	Page 41 of 41
Metal prices and exchange rates

			Six months	Change	Year to 31
		Six months to	to 30 June	1H08 v	December
		30 June 2008	2007	1H07	2007

Metal prices — average for the period
Copper	- US cents/lb	367c	307c	20%	324c
Aluminium	- US cents/lb	128c	126c	2%	120c
Gold	- US$/troy oz	US$910	US$659	38%	US$691
Molybdenum	- US$/lb	US$34	US$28	21%	US$30

Average exchange rates in US$
Sterling		1.97	1.97	0%	2.00
Australian dollar		0.92	0.81	14%	0.84
Canadian dollar		0.99	0.88	13%	0.93
Euro		1.53	1.33	15%	1.37
South African rand		0.13	0.14	(7%)	0.14

Period end exchange rates in US$
Sterling		1.99	2.00	(1%)	1.99
Australian dollar		0.96	0.85	13%	0.88
Canadian dollar		0.99	0.95	4%	1.01
Euro		1.58	1.34	17%	1.47
South African rand		0.13	0.14	(7%)	0.15

Availability of this report
This report is available on the Rio Tinto website.